hannover re

RECEIVED

2006 APR -3 A 9:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

06012107

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

February 17, 2006

PROCESSED
APR 03 2006
THOMSON FINANCIAL

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest newsletter "Hannover Re monetizes EUR 100 million of Life Embedded Value".

Please contact the left undersigned by calling +49-511-5604-1500 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh
Associate Director
Corporate Communications

Gabriele Bommersbach
Assistant

Hannover Rückversicherung AG
P.O. Box 61 03 69
30603 Hannover, Germany
Karl-Wiechert-Allee 50
30625 Hannover, Germany
Telephone +49/511/56 04-0
Fax +49/511/56 04-11 88
www.hannover-re.com

hannover re®
NEWSLETTER

The Hannover Re NewsLetter serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance, as well as to share new developments at Hannover Re.

Hannover Re monetises EUR 100 million of Life Embedded Value

Hannover, 16 February 2006: Hannover Re has completed a transfer of life insurance risks into the international financial market with effect from 31 December 2005. Labelled "L6 securitisation", the transaction covers individual unit-linked policies from Germany and Austria and has been placed through a private placement with a leading European bank.

Through this transaction Hannover Re has monetised EUR 100 million of "embedded value" and converted a future earnings stream into a current liquidity position, thereby promoting greater financial flexibility and capital efficiency.

"This transaction, which follows five life transactions in the late 1990s and early 2000s – the so-called L1 - L5 securitisations –, enables Hannover Re to optimise its capital efficiency, improve its exposure profile and provide internal funding to support growth in international life business. What is more, it clearly demonstrates that "embedded value" is more than just an actuarial stipulation but constitutes a tangible asset that can be monetised under attractive terms and conditions in today's financial market", Wolf S. Becke, CEO of Hannover Life Re, explained.

Since 2000 the Hannover Re Group has managed its worldwide portfolio in life, health and annuities under the common brand name of 'Hannover Life Re'. Using a systematic CRM approach, this business group enjoys a substantial growth potential, and the financing of new business acquisition expenses has for many years been one of its core activities.

Hannover Re has pioneered the transfer of insurance risks into the capital market, completing the first securitisation of natural disaster risks in 1994. Including the life securitisations mentioned above, the Group has already successfully launched 12 securitisations to date. It can be expected that further life securitisation will follow in due course.

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (tel. +49 / 511 / 56 04-15 00, e-mail: eric.schuh@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02, e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-17 36, e-mail: gabriele.boedeker@hannover-re.com)

hannover **rück**

INFOBRIEF

Der InfoBrief ist *ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Hannover Rück verkauft 100 Mio. EUR ihres Lebensportefeuillewerts

Hannover, 16. Februar 2006: Die Hannover Rück hat mit Wirkung zum 31. Dezember 2005 ein Portefeuille aus Lebensversicherungsrisiken in den internationalen Kapitalmarkt transferiert. Die als ‚L6' bezeichnete Verbriefung umfasst fondsgebundene Policen aus Deutschland und Österreich und wurde über eine führende europäische Bank platziert.

Mit dieser Transaktion hat die Hannover Rück einen Portefeuillewert („Embedded Value") von 100 Mio. EUR realisiert und somit bereits heute zukünftige Erträge des Portefeuilles in liquide Mittel umgewandelt. Das Unternehmen verschafft sich auf diesem Wege eine größere finanzielle Flexibilität und treibt so sein effizientes Kapitalmanagement voran.

„Dieser Transfer von Lebensversicherungsrisiken, dem zwischen 1998 und 2002 bereits fünf weitere (‚L1'–‚L5') vorangingen, optimiert den Kapitaleinsatz, die finanzielle Flexibilität und das Risikoprofil der Hannover Rück und liefert gleichzeitig eine interne Finanzierungsmöglichkeit für den weiteren Ausbau unseres international expandierenden Personen-Rückversicherungsgeschäfts. Darüber hinaus belegt diese Transaktion, dass der Portefeuillewert keinesfalls nur eine aktuarielle Rechengröße ist, sondern einen handfesten Barwert besitzt, der im heutigen Finanzmarkt zu attraktiven Konditionen realisierbar ist", erklärte Dr. Wolf Becke, Chief Executive Officer der Hannover Life Re.

Die Hannover Rück-Gruppe betreibt ihr weltweites Personen-Rückversicherungsgeschäft seit 2000 unter der Marke Hannover Life Re. Dank seines systematischen Kundenmanagements verfügt dieses Geschäftsfeld über ein immenses Wachstumspotenzial und legt seit vielen Jahren einen Schwerpunkt auf die Finanzierung von Abschlusskosten aus Lebensversicherungsverträgen.

Mit der erstmaligen Verbriefung von Naturkatastrophenrisiken leistete die Hannover Rück im Jahre 1994 Pionierarbeit beim Transfer von Versicherungsrisiken in den Kapitalmarkt. Inklusive der bereits erwähnten Transaktionen von Lebensversicherungsrisiken hat der Konzern mittlerweile zwölf Verbriefungen von Versicherungsrisiken erfolgreich am Kapitalmarkt platziert. Weitere Verbriefungen von Lebensversicherungsrisiken werden zu gegebener Zeit folgen.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel. 05 11 / 56 04-15 00, E-Mail: eric.schuh@hannover-re.com)

Trotz historisch einmaliger Belastungen aus Naturkatastrophen erzielt Hannover Rück ausgeglichenes Ergebnis für 2005

- **Netto-Großschadenbelastung der Schaden-Rückversicherung unverändert zu Q3/2005**
- **Personen-Rückversicherung wachstumsstark und sehr profitabel**
- **Finanz-Rückversicherung mit starkem Prämienrückgang, aber hoher Profitabilität**
- **Restrukturierung des Geschäftsfelds Specialty Insurance voll im Plan**
- **Haftendes Kapital +10,1 %**
- **Kapitalanlagen (ohne Depots) +19,4 %**
- **Kapitalanlageergebnis (ohne Depotzinsen) +11,8 %**
- **Sehr gute Ertragschancen für 2006**

Hannover, 23. März 2006: Das Geschäftsjahr 2005 war für die internationalen Rückversicherer von einer beispiellosen Belastung aus Naturkatastrophen gekennzeichnet. Für die Hannover Rück führten diese Ereignisse zu einer historisch einmaligen Netto-Großschadenlast von über 1 Mrd. EUR. Die Hurrikane „Katrina“, „Rita“ und „Wilma“ alleine bedeuteten für das Unternehmen einen Nettoschaden von fast 800 Mio. EUR. Damit bleibt die Belastung in dem Rahmen, der schon zum 3. Quartal geschätzt wurde. „Dass wir dieses schwierige Geschäftsjahr – anders als die meisten unserer Mitbewerber – ohne Kapitalverlust beenden konnten, spricht für unsere Ertragsstärke und die gute Diversifizierung unseres Geschäfts“, sagte der Vorstandsvorsitzende Wilhelm Zeller anlässlich der Bilanzpressekonferenz in Hannover.

Abgesehen von der hohen Großschadenbelastung zeigte sich Zeller mit der Entwicklung in der Schaden-Rückversicherung sehr zufrieden. „Im nicht katastrophenexponierten Geschäft konnten wir gute Ergebnisse erzielen. Dies trug dazu bei, dass unsere kombinierte Schaden-/Kostenquote trotz der Wirbelstürme mit 112,8 % nicht erheblich höher ausgefallen ist“, sagte Zeller. Vor dem Hintergrund der außerordentlich hohen Großschadenbelastung erzielte die Hannover Rück für das Geschäftsjahr 2005 einen Konzernüberschuss von lediglich 49,3 Mio. EUR (279,9 Mio. EUR). Dies entspricht einem Gewinn je Aktie von 0,41 EUR (2,32 EUR). Der Konzernjahresabschluss wurde erstmals nach den Rechnungslegungsgrundsätzen der International Financial Reporting Standards

(IFRS) aufgestellt; die Vergleichswerte des Vorjahres wurden ebenfalls auf IFRS umgestellt.

Die Bruttoprämie für den Hannover Rück-Konzern erhöhte sich gegenüber dem Vorjahr um 1,1 % auf 9,7 Mrd. EUR (9,6 Mrd. EUR). Wachstumstreiber waren im Berichtsjahr die Geschäftsfelder Schaden- und Personen-Rückversicherung. Auf Grund eines wiederum leicht erhöhten Selbstbehalts stieg die verdiente Nettoprämie mit 2,2 % etwas stärker auf 7,7 Mrd. EUR (7,6 Mrd. EUR).

Das Eigenkapital erhöhte sich um 3,0 % auf 2,6 Mrd. EUR (2,5 Mrd. EUR). Das haftende Kapital (einschließlich Anteilen der Minderheitsaktionäre am Kapital und Hybridkapital) stieg um 10,1 % auf 4,6 Mrd. EUR nach 4,2 Mrd. EUR im Vorjahr.

In der **Schaden-Rückversicherung** verlief das Geschäft abgesehen von den katastrophenexponierten Sparten sehr positiv. In fast allen Segmenten boten sich gute Chancen, profitables Geschäft zu zeichnen. Raten und Konditionen bewegten sich weiterhin auf hohem Niveau, insbesondere in den bereits von den Wirbelstürmen des Jahres 2004 betroffenen Sach-Katastrophen- und Transport- (inkl. Meerestechnik) Sparten zeigten sich die Raten bereits zu Beginn des Berichtsjahres verbessert.

Das Neugeschäft wurde wie gewohnt konservativ reserviert. Nachreservierungsbedarf für frühere Zeichnungsjahre gab es per saldo unverändert nicht.

Die Bruttoprämie erhöhte sich um 12,0 % auf 4,7 Mrd. EUR (4,2 Mrd. EUR). Auf Grund eines leicht erhöhten Selbstbehalts von 84,4 % (83,0 %) stieg die verdiente Nettoprämie um 13,4 % auf 3,9 Mrd. EUR (3,5 Mrd. EUR).

Das Geschäftsfeld Schaden-Rückversicherung war im Berichtsjahr von einer bisher unerreichten Großschadenbelastung betroffen. Wesentlichen Anteil hatten die drei schweren Wirbelstürme „Katrina“, „Rita“ und „Wilma“ in der Karibik und auf dem amerikanischen Kontinent. Darüber hinaus waren mit dem Wintersturm „Erwin“ in Nordeuropa, der Flut in der Alpenregion, dem Schaden an einer Ölplattform im Indischen Ozean, mehreren Luftfahrtschäden sowie einer Überschwemmung in Indien weitere nennenswerte Großschäden zu verkraften. Insgesamt ergab sich aus Großschäden eine Nettobelastung von 1,0 Mrd. EUR (287,2 Mio. EUR). Dies entspricht 26,3 % der Nettoprämie; im Vorjahr lag dieser Wert bei 8,3 %. Dass trotzdem eine kombinierte Schaden-/Kostenquote von 112,8 % (97,2 %) erreicht werden konnte, spricht für die gute Diversifizierung und die hohe Qualität des Geschäfts. Dennoch konnte die außerordentlich hohe Schadenbelastung nicht kompensiert werden. Das versicherungstechnische Ergebnis ist infolge der enormen Großschadenbelastung gegenüber dem Vorjahr deutlich auf -502,1 Mio. EUR (98,5 Mio. EUR) zurückgegangen. Das Kapitalanlageergebnis verbesserte sich dagegen dank eines starken

versicherungstechnischen Cashflows und realisierter Abgangsgewinne aus Kapitalanlagen um 22,7 % auf 540,7 Mio. EUR (440,7 Mio. EUR). Unter dem Strich ergibt sich ein negatives operatives Ergebnis (EBIT) von -34,8 Mio. EUR (463,0 Mio. EUR). Auf Grund einer Steuererstattung schloss die Schaden-Rückversicherung noch positiv mit 4,3 Mio. EUR (270,7 Mio. EUR). Der Gewinn je Aktie beträgt 0,04 EUR (2,24 EUR).

Die Entwicklung in der **Personen-Rückversicherung** hingegen verlief sehr erfreulich. „Nach einem rückläufigen Jahr 2004 liegen wir in diesem Geschäftsfeld wieder gut auf Wachstumskurs", betonte Zeller. Impulse kamen primär aus den europäischen Märkten, so zum Beispiel aus Großbritannien, wo die Hannover Rück insbesondere bei den Rentenversicherungen verstärkt Neugeschäft zeichnen konnte. Dabei profitiert die Renten- und Krankenversicherung insbesondere von der demografischen Entwicklung. Vor diesem Hintergrund sieht die Hannover Rück auch einen viel versprechenden Zukunftsmarkt für spezielle Seniorenprodukte, gerade auch in Deutschland, wo diese bislang – anders als in den angelsächsischen Märkten – von den Versicherern vernachlässigt worden sind. Im Berichtsjahr hatte die Hannover Rück ein Portefeuille aus Lebensversicherungsrisiken im Wert von 100 Mio. EUR in den Kapitalmarkt transferiert und somit bereits heute zukünftige Erträge in liquide Mittel umgewandelt, die in den weiteren Ausbau dieses Geschäftsfeldes investiert werden können.

Die Bruttoprämie konnte um 11,4 % auf 2,4 Mrd. EUR (2,2 Mrd. EUR) gesteigert werden. Auf Grund eines gestiegenen Selbstbehalts von 92,8 % (90,2 %) wuchs die verdiente Nettoprämie noch stärker: Sie erhöhte sich um 15,4 % auf 2,3 Mrd. EUR (2,0 Mrd. EUR). Das operative Ergebnis (EBIT) liegt in der Personen-Rückversicherung mit einem Wert von 93,1 Mio. EUR um 21,5 % über dem Wert des Vorjahres (76,7 Mio. EUR). Der Konzernüberschuss stieg deutlich um 56,7 % auf 59,6 Mio. EUR (38,0 Mio. EUR). Der Gewinn je Aktie beträgt 0,49 EUR (0,32 EUR).

Die Entwicklung in der **Finanz-Rückversicherung** verlief im Berichtsjahr unter dem Strich zufrieden stellend. Zwar war erneut ein kräftiger Prämienrückgang zu verzeichnen, allerdings zeigte sich das Geschäft unverändert profitabel. „Unser Ziel, eine EBIT-Rendite von mindestens 7,5 % zu erreichen, haben wir mit 9,2 % erneut übertroffen", betonte Zeller. Die Bruttoprämie reduzierte sich um 21,9 % auf 924,1 Mio. EUR (1,2 Mrd. EUR). Angesichts eines auf 90,6 % reduzierten Selbstbehalts verringerte sich die verdiente Nettoprämie noch deutlicher um 30,9 % auf 833,8 Mio. EUR (1,2 Mrd. EUR). Nach kräftigen Prämienrückgängen in den vergangenen Jahren gab es in der Finanz-Rückversicherung allerdings erstmals wieder Anzeichen für ein einsetzendes Wachstum. Da infolge der Hurrikane der Markt wieder härter ist und die Wachstumschancen der Erstversicherer sich wieder verbesserten, stieg insbesondere bei kleinen und mittleren Versicherern in den USA – die keinen Zugang zum Kapitalmarkt

haben – die Nachfrage nach Finanz-Rückversicherungsverträgen wieder an. Dies wird sich aber erst im Jahre 2006 in den Zahlen niederschlagen.

Das operative Ergebnis (EBIT) der Finanz-Rückversicherung reduzierte sich auf Grund der stark rückläufigen Prämie um 37,7 % auf 76,8 Mio. EUR (123,3 Mio. EUR). Auch der Konzernüberschuss des Berichtsjahrs blieb bei nur leicht gesunkener Umsatzrendite mit 49,4 Mio. EUR deutlich hinter dem des Vorjahres (88,9 Mio. EUR) zurück. Der Gewinn je Aktie beträgt 0,41 EUR (0,74 EUR).

Im Geschäftsfeld **Specialty Insurance** hat die Hannover Rück im Berichtsjahr die Geschäftsprozesse weiter optimiert. „Nachdem wir bereits im Juli die Clarendon durch die stärkere Spezialisierung auf Nischengeschäft neu positioniert hatten, haben wir im zweiten Halbjahr konsequent die Profilierung unseres Specialty-Geschäfts vorangetrieben. Auch wenn das Ergebnis für das Berichtsjahr noch nicht befriedigen kann, so ist doch bereits jetzt die Entwicklung hin in eine profitablere Zukunft erkennbar", erklärte Zeller. Auf Grund der Fokussierung auf klar definiertes Specialty-Geschäft ging die Bruttoprämie für das Geschäftsfeld Specialty Insurance um 16,4 % auf 1,8 Mrd. EUR (2,1 Mrd. EUR) zurück. Die verdiente Nettoprämie reduzierte sich bei leicht geringerem Selbstbehalt um 22,2 % auf 743,3 Mio. EUR (955,1 Mio. EUR). Das operative Ergebnis (EBIT) verbesserte sich zwar gegenüber dem Vorjahr; angesichts der Mehrkosten aus den Investitionen in die Infrastruktur der Clarendon sowie der Belastungen aus den Hurrikanen blieb es jedoch mit -12,6 Mio. EUR noch negativ (-141,5 Mio. EUR). Das Geschäftsfeld Specialty Insurance schloss mit -2,4 Mio. EUR (-90,7 Mio. EUR) nahezu ausgeglichen. Das Ergebnis je Aktie beträgt -0,02 EUR (-0,75 EUR).

Mit ihrem **Kapitalanlageergebnis** ist die Hannover Rück insgesamt zufrieden. Dank des starken Mittelzuflusses aus der Versicherungstechnik stiegen die selbst verwalteten Kapitalanlagen um 19,4 % auf 19,1 Mrd. EUR (16,0 Mrd. EUR). Inklusive der Depotforderungen erhöhte sich das Kapitalanlagevolumen sogar auf 27,5 Mrd. EUR (25,2 Mrd. EUR). Die gesunkenen Durchschnittsrenditen konnten durch diesen Zuwachs überkompensiert werden, sodass die ordentlichen Kapitalanlageerträge mit 671,8 Mio. EUR deutlich über denen des Vorjahres (604,5 Mio. EUR) lagen. Aus dem Abgang von Kapitalanlagen wurden im Berichtszeitraum Gewinne von insgesamt 272,2 Mio. EUR (217,6 Mio. EUR) erwirtschaftet. Dem standen Verluste in Höhe von 110,0 Mio. EUR (56,4 Mio. EUR) gegenüber. Im Vergleich zum Vorjahr bedeutet dies einen nahezu unveränderten positiven Saldo von 162,2 Mio. EUR (167,4 Mio. EUR). Das Nettoergebnis aus selbst verwalteten Kapitalanlagen konnte um 11,8 % auf 780,5 Mio. EUR (697,9 Mio. EUR) gesteigert werden. Depotzinserträge und -aufwendungen trugen zum Kapitalanlageergebnis saldiert mit 343,1 Mio. EUR (382,1 Mio. EUR) bei. Das Kapitalanlageergebnis verbesserte sich gegenüber der Vergleichsperiode um 4,1 % auf

1.123,7 Mio. EUR (1.079,9 Mio. EUR). Dies entspricht einer Kapitalanlagenrendite von 4,8 %.

Das **Gesamtergebnis** der Hannover Rück für das Berichtsjahr war durch die historisch einmalig hohe Großschadenbelastung aus den Hurrikanen geprägt. Das operative Ergebnis (EBIT) ging demzufolge von 538,8 Mio. EUR auf 122,2 Mio. EUR zurück. Der Konzernüberschuss reduzierte sich von 279,9 Mio. EUR auf 49,3 Mio. EUR. Der Gewinn je Aktie belief sich auf 0,41 EUR (2,32 EUR).

Angesichts dieses Ergebnisses werden Vorstand und Aufsichtsrat der Hauptversammlung im Interesse des Substanzerhalts vorschlagen, keine **Dividende** auszuschütten.

Ausblick auf 2006

Die Vertragserneuerungen in der *Schaden-Rückversicherung* zum 1. Januar 2006 – zu diesem Zeitpunkt werden rund zwei Drittel des Geschäfts erneuert – sind für die Hannover Rück sehr zufrieden stellend verlaufen. „Auch wenn sich nicht alle unsere Erwartungen erfüllt haben, konnten wir doch teilweise das bereits sehr hohe Ratenniveau nochmals steigern“, betonte Zeller.

Auf Grund ihrer guten Finanzkraft-Bewertungen profitierte die Hannover Rück überproportional vom weiter anhaltenden „harten“ Markt: In Sparten, die stark von den Hurrikanereignissen des vergangenen Jahres betroffen waren, konnten zum Teil signifikante Ratenverbesserungen durchgesetzt werden. Aber auch in Sparten, die von Großschäden verschont blieben, waren zumindest stabile und somit sehr attraktive Raten zu erzielen.

Zu dieser positiven Entwicklung trug auch die Aktualisierung der Preismodelle nach den Erfahrungen aus den Hurrikanen bei: Der Markt akzeptierte die von der Hannover Rück vorgenommenen Aufschläge für bisher nicht oder unzureichend modellierte Komponenten wie klimazyklische Schwankungen, Flut- und Überschwemmungsschäden, Betriebsunterbrechungen oder nachfrageinduzierten Preisanstieg für Wiederherstellungsleistungen. Auch bei den Vertragserneuerungen zum 1. April, 1. Juni/Juli und 1. Oktober dürften die gegenwärtig vorteilhaften Marktbedingungen erhalten bleiben bzw. sich noch weiter verbessern. Die Anpassung der Preismodelle sollte sich dann nicht allein auf die Sturmaggregate in den USA beschränken. „Im Rahmen unseres Risikomanagements haben wir nicht nur unsere Modelle angepasst, sondern auch unsere Spitzenrisiken reduziert. Somit ist unser Schaden-Rückversicherungsportefeuille bei ungefähr gleich bleibenden Prämien optimal auf die Herausforderungen des laufenden Jahres eingestellt“, erklärte Zeller. Mit dem erneuten Transfer von Katastrophenrückversicherungen in den Kapitalmarkt („K5“) im Februar 2006 konnte sich die Hannover Rück ein

Kapitalsubstitut in Höhe von 370 Mio. USD sichern und so an den profitablen Marktchancen partizipieren.

Im Geschäftsfeld Schaden-Rückversicherung geht die Hannover Rück von einer anhaltend positiven Geschäftsentwicklung aus und erwartet – bei reduziertem Risiko – eine Prämie auf Vorjahresniveau. Vorausgesetzt die Großschadenbelastung bleibt im langjährigen Durchschnitt von 8 % der Nettoprämie, sollte es zu einem sehr guten Gewinnbeitrag kommen.

In der *Personen-Rückversicherung* geht die Hannover Rück von einem ausgeprägten Neugeschäft in mehreren europäischen Märkten aus. Die Nachfrage nach Lösungen sowohl für die Risikoabsicherung als auch für die Altersvorsorge wird angesichts der demografischen Entwicklungen kontinuierlich steigen. Bei den fondsgebundenen Produkten – vorwiegend Renten – setzt das Unternehmen weiter auf die Finanzierung von Abschlusskosten. Insgesamt erwartet die Hannover Rück für das laufende Jahr erneut eine zweistellige Steigerung der Prämie und des Ergebnisses.

In der *Finanz-Rückversicherung* sollte sich der Nachfrageanstieg aus den USA im vierten Quartal des Berichtsjahres auch im laufenden Jahr fortsetzen, insbesondere bei den solvabilitätsersetzenden Quotenverträgen. Die Hannover Rück geht davon aus, dass sie weltweit profitables Wachstum generieren kann, vor allem auch in den osteuropäischen Ländern und Asien. Insgesamt sollte ein Anstieg der Brutto- und Nettoprämie im zweistelligen Prozentbereich möglich sein. Der Überschuss dürfte wiederum sehr attraktiv ausfallen.

Im Geschäftsfeld *Specialty Insurance* sind die Weichen für die Rückkehr zur Profitabilität gestellt: Die neu gegründete Praetorian Financial Group in New York übernimmt im laufenden Jahr von der Clarendon das gesamte Spezialgeschäft, während Letztere ausschließlich für das professionelle Management der erloschenen Programme und für das vorhandene Standardgeschäft zuständig ist. „Mit dieser Trennung haben wir den letzten konsequenten Schritt innerhalb unserer eingeleiteten Restrukturierungsmaßnahmen unternommen, um den Wert unseres Geschäftsfelds Specialty Insurance zu maximieren“, betonte Zeller. Für das laufende Geschäftsjahr rechnet die Hannover Rück mit einem Anstieg der Nettoprämie und einem positiven Ergebnis deutlich über den Kapitalkosten.

Vorausgesetzt, es kommt zu keinen negativen Entwicklungen an den Kapitalmärkten, geht die Hannover Rück von einem *Kapitalanlageergebnis* mindestens auf Vorjahreshöhe aus. Der positive versicherungstechnische Mittelzufluss dürfte zu einem weiteren Anstieg des Kapitalanlagevolumens führen. Bei leicht steigenden Zinsen sollten auch die ordentlichen Kapitalanlageerträge zulegen können.

Insgesamt erwartet die Hannover Rück ein sehr gutes *Gesamtergebnis* für 2006. Dies steht wie immer unter dem Vorbehalt, dass sich die Großschadenerwartung im langjährigen Durchschnitt von 8 % bewegt und negative Entwicklungen auf den Kapitalmärkten ausbleiben. „Es ist unser Ziel, eine Eigenkapitalrendite von mindestens 15 % zu erreichen", sagte Zeller. Gemäß ihrer Dividendenpolitik strebt die Hannover Rück an, 35-40 % des Jahresüberschusses auszuschütten.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Eric Schuh (Tel.: 0511 / 56 04-15 00,
E-Mail: eric.schuh@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 0511 / 56 04-1502,
E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (Tel. 0511 / 56 04-1736,
E-Mail: gabriele.boedeker@hannover-re.com)

Die Hannover Rück *ist mit einem Prämienvolumen von rund 10 Mrd. EUR eine der größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-, Personen- und Finanz-Rückversicherung sowie Specialty Insurance und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschlandgeschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").*

Kennzahlen der Hannover Rück-Gruppe (auf IFRS-Basis)

	2005			2004	
in Mio. EUR	H1+Q3	Q4	Gesamt	+/- Vorjahr	Gesamt
Hannover Rück-Gruppe					
Gebuchte Bruttoprämien	7.336,1	2.332,4	9.668,5	1,1 %	9.566,6
Verdiente Nettoprämien	5.597,3	2.141,6	7.738,8	2,2 %	7.575,4
Versicherungstechnisches Ergebnis	-668,6	-172,8	-841,4	105,0 %	-410,4
Kapitalanlageergebnis[1]	825,4	298,3	1.123,7	4,1 %	1.079,9
Operatives Ergebnis (EBIT)	63,8	58,4	122,2	-77,3 %	538,8
Konzernüberschuss	61,9	-12,6	49,3	-82,4 %	279,9
Ergebnis je Aktie in EUR	0,51	-0,10	0,41	-82,3 %	2,32
Haftendes Kapital[2]	4.517,8		4.595,6	10,1 %	4.172,2
Kapitalanlagen (inkl. Depotforderungen)	28.348,1		27.526,4	9,4 %	25.167,5
Bilanzsumme	41.190,9		39.789,2	10,0 %	36.177,5
Buchwert je Aktie in EUR	21,62		21,57	3,0 %	20,93
Selbstbehalt	80,2 %	80,6 %	80,3 %		77,6 %
EBIT-Rendite[3]	1,1 %	2,7 %	1,6 %		7,1 %
Eigenkapitalrendite (nach Steuern)[4]	3,1 %	-1,9 %	1,9 %		11,5 %
Schaden-Rückversicherung					
Gebuchte Bruttoprämien	3.649,7	1.067,1	4.716,8	12,0 %	4.211,1
Verdiente Nettoprämien	2.825,2	1.094,8	3.920,0	13,4 %	3.456,2
Versicherungstechnisches Ergebnis	-368,3	-133,8	-502,1	-609,8 %	98,5
Operatives Ergebnis (EBIT)	-32,3	-2,5	-34,8	-107,5 %	463,0
Konzernüberschuss	33,7	-29,4	4,3	-98,4 %	270,7
Selbstbehalt	84,3 %	84,8 %	84,4 %		83,0 %
Kombinierte Schaden-/Kostenquote	113,0 %	112,2 %	112,8 %		97,2 %
EBIT-Rendite[3]	-1,1 %	-0,2 %	-0,9 %		13,4 %
Personen-Rückversicherung					
Gebuchte Bruttoprämien	1.755,4	669,7	2.425,1	11,4 %	2.176,6
Verdiente Nettoprämien	1.655,1	602,5	2.257,6	15,4 %	1.956,3
Operatives Ergebnis (EBIT)	68,1	25,0	93,1	21,5 %	76,7
Konzernüberschuss	47,0	12,6	59,6	56,7 %	38,0
Selbstbehalt	93,9 %	90,0 %	92,8 %		90,2 %
Kombinierte Schaden-/Kostenquote[5]	99,4 %	97,6 %	98,9 %		99,7 %
EBIT-Rendite[3]	4,1 %	4,2 %	4,1 %		3,9 %
Finanz-Rückversicherung					
Gebuchte Bruttoprämien	687,6	236,5	924,1	-21,9 %	1.183,3
Verdiente Nettoprämien	564,9	269,0	833,8	-30,9 %	1.206,1
Operatives Ergebnis (EBIT)	58,8	18,0	76,8	-37,7 %	123,3
Konzernüberschuss	46,6	2,8	49,4	-44,4 %	88,9
Selbstbehalt	91,5 %	88,0 %	90,6 %		93,3 %
Kombinierte Schaden-/Kostenquote[5]	100,8 %	96,8 %	99,5 %		98,0 %
EBIT-Rendite[3]	10,4 %	6,7 %	9,2 %		10,2 %
Specialty Insurance					
Gebuchte Bruttoprämien	1.336,1	438,0	1.774,1	-16,4 %	2.121,1
Verdiente Nettoprämien	565,1	178,2	743,3	-22,2 %	955,1
Versicherungstechnisches Ergebnis	-48,1	20,6	-27,4	-81,3 %	-146,2
Operatives Ergebnis (EBIT)	-15,1	2,5	-12,6	-91,1 %	-141,5
Konzernüberschuss	-7,1	4,7	-2,4	-97,3 %	-90,7
Selbstbehalt	40,4 %	39,1 %	40,1 %		40,6 %
Kombinierte Schaden-/Kostenquote	108,5 %	88,4 %	103,7 %		115,3 %
EBIT-Rendite[3]	-2,7 %	1,4 %	-1,7 %		-14,8 %

[1] Inkl. Depotzinsaufwendungen
[2] Eigenkapital + Minderheitsanteile + Hybridkapital
[3] Operatives Ergebnis (EBIT) / verdiente Nettoprämien
[4] Quartale wurden annualisiert
[5] einschließlich Depotzinsen

hannover re®

PRESS RELEASE

Hannover Re achieves breakeven result for 2005 despite historically unprecedented natural catastrophe losses

- **Net burden of catastrophe losses in property and casualty reinsurance unchanged from Q3/2005**
- **Life and health reinsurance shows vigorous growth and strong profitability**
- **Financial reinsurance highly profitable despite sharply reduced premium volume**
- **Restructuring of specialty insurance progressing entirely as planned**
- **Policyholders' surplus +10.1%**
- **Investments (excluding funds held by ceding companies) +19.4%**
- **Net investment income (excluding interest on deposits) +11.8%**
- **Very good earnings prospects for 2006**

Hannover, 23 March 2006: The hallmark of the 2005 financial year for international reinsurers was an unparalleled burden of natural catastrophe losses. For Hannover Re these events produced historically unprecedented major loss expenditure in excess of 1 billion euro for net account. Hurricanes "Katrina", "Rita" and "Wilma" alone inflicted a net loss on the company of almost 800 million euro. The total strain thus remained in line with the amount already estimated at the end of the third quarter. As Chief Executive Officer Wilhelm Zeller observed at the press briefing on the annual results held in Hannover: "The fact that we were able to close this difficult financial year without depletion of our capital – unlike most of our competitors – is a testament to our strong profitability and good portfolio diversification".

Leaving aside the heavy burden of catastrophe losses, Mr. Zeller expressed considerable satisfaction with the development of property and casualty reinsurance. "We achieved good results in business with no catastrophe exposure. This is one of the reasons why our combined ratio of 112.8% did not come in significantly higher despite the hurricanes", Mr. Zeller explained. Against the backdrop of exceptionally heavy expenditure on catastrophe losses, Hannover Re generated Group net income of just 49.3 million euro (279.9 million euro) for the 2005 financial year. This is equivalent to earnings of 41 cents (2.32 euro) a share. The consolidated financial statement was for the first time drawn up in accordance with International

Financial Reporting Standards (IFRS); comparative figures for the previous year have similarly been translated to IFRS.

The gross premium income generated by the Hannover Re Group grew by 1.1% year-on-year to 9.7 billion euro (9.6 billion euro). The drivers of growth in the year under review were property/casualty and life/health reinsurance. Net premium earned climbed somewhat more strongly by 2.2% to 7.7 billion euro (7.6 billion euro) following a further modest increase in the level of retained premium.

Shareholders' equity increased by 3.0% to 2.6 billion euro (2.5 billion euro). The policyholders' surplus (including minority interests and hybrid capital) grew by 10.1% to 4.6 billion euro after 4.2 billon euro in the previous year.

Outside the catastrophe-exposed lines of business the development of **property and casualty reinsurance** was highly favourable. Almost all segments offered attractive opportunities to write profitable business. Rates and conditions remained on a high level; most notably, in the property catastrophe and marine (incl. offshore) lines that were impacted by the 2004 hurricanes rates had already improved as the year under review got underway.

New business was reserved conservatively in accordance with our accustomed practice. As in the past, on balance there was no need to constitute additional reserves for previous underwriting years.

Gross premium rose by 12.0% to 4.7 billion euro (4.2 billion euro). Net premium earned climbed by 13.4% to 3.9 billion euro (3.5 billion euro) following a slight increase in the level of retained premium to 84.4% (83.0%).

The property and casualty reinsurance business group incurred a hitherto unprecedented burden of catastrophe losses in the year under review. In very large measure this was attributable to the three severe hurricanes "Katrina", "Rita" and "Wilma" that swept across the Caribbean and impacted the American continent. Further significant major losses were caused by winter storm "Erwin" in Northern Europe, flooding in the Alps, damage to an oil platform in the Indian Ocean, several aviation claims and floods in India. All in all, the net burden of catastrophe losses stood at 1.0 billion euro (287.2 million euro). This amount was equivalent to 26.3% of net premium, compared to 8.3% in the previous year. The fact that the combined ratio only reached 112.8% (97.2%) clearly bears out the good diversification and high quality of the business. Yet there was no offsetting the extraordinarily high loss burden; owing to the enormous strain caused by the catastrophe losses the underwriting result came in sharply lower than in the previous year at -502.1 million euro (98.5 million euro). Net investment income, on the other hand, improved by 22.7% to 540.7 million euro (440.7 million euro) thanks to a strong underwriting cash flow and realised gains on disposals. Below

the line the operating result (EBIT) slipped into negative territory at -34.8 million euro (463.0 million euro). Property and casualty reinsurance nevertheless closed in the black at 4.3 million euro (270.7 million euro) due to a tax refund, producing earnings of 4 cents (2.24 euro) a share.

The development of **life and health reinsurance**, on the other hand, was highly gratifying. "Following a contraction in 2004 we are very much back on track for growth in this business group", Mr. Zeller emphasised. Impetus derived primarily from the European markets, including for example the United Kingdom – where Hannover Re was able to write particularly vigorous new business in annuity insurance. Annuity and health insurance are profiting especially strongly from the demographic trend. With this in mind Hannover Re has also identified a highly promising market for the future in the area of products tailored specially to the needs of senior citizens. This is especially relevant in Germany, where – unlike in the Anglo-Saxon markets – insurers have hitherto neglected such products. In the year under review Hannover Re transferred a portfolio of life insurance risks worth 100 million euro to the capital market and has thereby already converted future profits to liquid funds that can be invested in the further expansion of this business group.

Gross premium income was boosted by 11.4% to 2.4 billion euro (2.2 billion euro). Net premium surged by an even more appreciable 15.4% to 2.3 billion euro (2.0 billion euro) due to a higher retention of 92.8% (90.2 %). The operating profit (EBIT) in life and health reinsurance surpassed the previous year by 21.5% to reach 93.1 million euro (76.7 million euro). Group net income increased substantially by 56.7% to 59.6 million euro (38.0 million euro), producing earnings of 49 cents (32 cents) a share.

Overall, the development of **financial reinsurance** in the year under review was satisfactory. Although premium income again contracted sharply, the profitability of the business was sustained. As Mr. Zeller stressed: "With an EBIT margin of 9.2% we again surpassed our minimum target of 7.5%". Gross premium declined by 21.9% to 924.1 million euro (1.2 billion euro). With the level of retained premium reduced to 90.6%, net premium earned retreated by an even more marked 30.9% to 833.8 million (1.2 billion euro). Following substantial decreases in premium volume in recent years, however, early indications began to emerge of a renewed growth trend. With the market hardening as a consequence of the hurricanes and growth opportunities for primary insurers picking up again, an upsurge in demand for financial reinsurance contracts could be observed – especially among small and mid-sized insurers in the USA that are not able to access the capital market. This resurgence will not, however, be reflected in the figures until 2006.

The operating profit (EBIT) in financial reinsurance decreased by 37.7% to 76.8 million euro (123.3 million euro) owing to the substantially lower premium volume. Although the net return on premium was only slightly lower, Group net income for the year

under review also fell well short of the previous year at 49.4 million euro (88.9 million euro). Earnings of 41 cents (74 cents) a share were generated.

Hannover Re continued to optimise the business processes in **specialty insurance** in the year under review. "Having already repositioned Clarendon in July with a stronger specialisation in niche business, we moved to systematically raise the profile of our specialty insurance business in the second half of the year. Although the result for the year under review cannot be considered satisfactory, the trend towards a more profitable future can already be clearly discerned", Mr. Zeller explained. As a consequence of the focus on clearly defined specialty business the gross premium volume in the specialty insurance business group contracted by 16.4% to 1.8 billion euro (2.1 billion euro). Net premium earned declined by 22.2% to 743.3 million euro (955.1 million euro) due to the slight reduction in retained premium. Although the operating result (EBIT) improved on the previous year, it still closed in negative territory at -12.6 million euro (-141.5 million euro) in view of the additional costs associated with capital spending on Clarendon's infrastructure as well as the hurricane-related losses. Specialty insurance posted a virtually breakeven result of -2.4 million euro (-90.7 million euro), it reduced the Group net income by 2 cents (-75 cents) a share.

Hannover Re is broadly satisfied with its **net investment income**. Thanks to the strong inflow of cash from the technical account, assets under own management grew by 19.4% to 19.1 billion euro (16.0 billion euro). Including funds held by ceding companies, the total asset volume increased to as much as 27.5 billion euro (25.2 billion euro). This growth more than offset the decline in average yields, and ordinary investment income therefore came in substantially higher than in the previous year at 671.8 million euro (604.5 million euro). Gains of altogether 272.2 million euro (217.6 million euro) were realised on disposals in the reporting period, contrasting with realised losses of 110.0 million euro (56.4 million euro). The positive balance of realised gains and losses was therefore virtually unchanged from the previous year at 162.2 million euro (167.4 million euro). Net income from assets under own management was boosted by 11.8% to 780.5 million euro (697.9 million euro). Interest income and expenses on funds withheld and contract deposits contributed 343.1 million euro (382.1 million euro) on balance to the investment result. Net investment income came in 4.1% higher than in the previous year at 1,123.7 million euro (1,079.9 million euro). This is equivalent to a return on investment of 4.8 %.

The **overall result** of Hannover Re in the year under review was overshadowed by the historically unparalleled burden of catastrophe losses caused by the hurricanes. The operating profit (EBIT) consequently contracted from 538.8 million euro to 122.2 million euro. Group net income was reduced from 279.9 million euro to 49.3 million euro, producing earnings of 41 cents (2.32 euro) a share.

In view of this result the Executive Board and Supervisory Board intend to propose to the Annual General Meeting that a **dividend** should not be distributed in the interests of conserving the company's capital.

Outlook for 2006

The outcome of the treaty renewals in *property and casualty reinsurance* as at 1 January 2006 – the date when around two-thirds of the business was renegotiated – was highly satisfactory for Hannover Re. "Even though not all our expectations were realised, we were able to boost the already very high rate level still further – in some areas by a substantial margin", CEO Zeller emphasised.

Thanks to its good financial strength ratings Hannover Re profited disproportionately strongly from the sustained hard market: in lines that had been heavily impacted by last year's hurricane events the company obtained sometimes significant rate increases. Yet even in lines that had been spared major losses it was possible to secure at least stable – and hence highly attractive – rates.

The updating of pricing models to reflect the experience gained in the wake of the latest hurricane events was another factor in this positive development: the market accepted the loadings implemented by Hannover Re for hitherto neglected or inadequately modelled components such as cyclical climate fluctuations, flood and inundation damage, business interruption losses and demand-induced price rises for restoration services. The currently prevailing advantageous market conditions are likely to continue or even improve still further in the treaty renewals as at 1 April, 1 June/July and 1 October. At this time the adjustment of pricing models should no longer be restricted solely to windstorm aggregates in the USA. "As part of our risk management approach we have not only adjusted our models, we have also reduced our peak risks. With a roughly stable premium volume our property and casualty reinsurance portfolio is therefore optimally poised to face the challenges of the current year", Mr. Zeller explained. Through a further transfer of catastrophe reinsurance risks to the capital market ("K5" transaction) in February 2006 Hannover Re obtained an equity substitute of 370 million US dollars, thereby enabling the company to make the most of the profitable market opportunities.

In property and casualty reinsurance Hannover Re expects the favourable business development to be sustained and anticipates premium income on a par with the previous year, albeit with a reduced level of risk. Providing the burden of major losses remains within the multi-year average of 8% of net premium, the profit contribution should be very healthy.

In *life and health reinsurance* Hannover Re anticipates appreciable new business in several European markets. In view

of the demographic trends, demand for both risk-oriented and retirement solutions will continue to rise steadily. In the area of unit-linked products – primarily annuities – the company will continue to concentrate on the financing of new business acquisition costs. All in all, Hannover Re is again looking to boost both premium income and profitability by a double-digit margin in the current year.

In *financial reinsurance* the upsurge in demand observed in the USA in the fourth quarter of the year under review should be sustained in the current year, especially with respect to solvency-stabilising surplus relief contracts. Hannover Re expects to generate profitable growth worldwide, most notably in Eastern Europe and Asia. Overall, double-digit percentage increases in gross and net premium should be possible. Net income is again likely to be highly attractive.

The *specialty insurance* business group is now on track to move back into the profit zone: the newly established Praetorian Financial Group in New York will take over all specialty business from Clarendon in the course of the current year, while Clarendon will assume responsibility solely for the professional management of terminated programs as well as for the existing commodity business. "This separation of responsibilities marks the last logical step in the restructuring measures that we initiated with a view to maximising the value of our specialty insurance business group", Mr. Zeller stressed. For the current financial year Hannover Re expects increased net premium and a positive result well above the cost of capital.

As long as there are no adverse movements on capital markets, Hannover Re anticipates *net investment income* at least on a par with the previous year. The positive underwriting cash flow should lead to further expansion of the asset volume. Given a modest rise in interest rates, ordinary investment income will likely also come in higher.

All in all, Hannover Re is looking to a very good *overall result* for 2006. As always, this is subject to the proviso that the major loss expectancy remains within the bounds of the multi-year average of 8% and that capital markets do not experience any unusual downturns. "Our goal is to generate a return on equity of at least 15%", Mr. Zeller affirmed. In accordance with its dividend policy Hannover Re will seek to distribute 35-40% of net income for the year.

For further information please contact:

Press and Public Relations / Investor Relations:
Eric Schuh (tel. +49 / 511 / 56 04-15 00, e-mail: eric.schuh@hannover-re.com)

Press and Public Relations:

Gabriele Handrick (tel. +49 / 511 / 56 04-1502, e-mail:
gabriele.handrick@hannover-re.com)

Investor Relations:
Gabriele Bödeker (tel. +49 / 511 / 56 04-1736, e-mail:
gabriele.boedeker@hannover-re.com)

Hannover Re*, with a gross premium of approximately EUR 10 billion, is one of the largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as specialty insurance. It maintains business relations with more than 5,000 insurance companies in about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").*

Key Figures of the Hannover Re Group (IFRS basis)

in EUR million	2005 H1+Q3	2005 Q4	2005 Total	2004 Variance	2004 Total
Hannover Re Group					
Gross written premiums	7,336.1	2,332.4	9,668.5	1.1%	9,566.6
Net premiums earned	5,597.3	2,141.6	7,738.8	2.2%	7,575.4
Net underwriting result	(668.6)	(172.8)	(841.4)	105.0%	(410.4)
Net investment income[1]	825.4	298.3	1,123.7	4.1%	1,079.9
Operating profit (EBIT)	63.8	58.4	122.2	(77.3%)	538.8
Net income group	61.9	(12.6)	49.3	(82.4%)	279.9
Earnings per share in EUR	0.51	(0.10)	0.41	(82.3%)	2.32
Policyholders' surplus[2]	4,517.8		4,595.6	10.1%	4,172.2
Investments (with funds held by ceding companies)	28,348.1		27,526.4	9.4%	25,167.5
Total assets	41,190.9		39,789.2	10.0%	36,177.5
Bookvalue per share in EUR	21.62		21.57	3.0%	20.93
Retention ratio	80.2%	80.6%	80.3%		77.6%
EBIT margin[3]	1.1%	2.7%	1.6%		7.1%
Return on equity (after tax)[4]	3.1%	(1.9%)	1.9%		11.5%
Property/Casualty reinsurance					
Gross written premiums	3,649.7	1,067.1	4,716.8	12.0%	4,211.1
Net premiums earned	2,825.2	1,094.8	3,920.0	13.4%	3,456.2
Net underwriting result	(368.3)	(133.8)	(502.1)	(609.8%)	98.5
Operating profit (EBIT)	(32.3)	(2.5)	(34.8)	(107.5%)	463.0
Net income group	33.7	(29.4)	4.3	(98.4%)	270.7
Retention ratio	84.3%	84.8%	84.4%		83.0%
Combined ratio	113.0%	112.2%	112.8%		97.2%
EBIT margin[3]	(1.1%)	(0.2%)	(0.9%)		13.4%
Life/Health reinsurance					
Gross written premiums	1,755.4	669.7	2,425.1	11.4%	2,176.6
Net premiums earned	1,655.1	602.5	2,257.6	15.4%	1,956.3
Operating profit (EBIT)	68.1	25.0	93.1	21.5%	76.7
Net income group	47.0	12.6	59.6	56.7%	38.0
Retention ratio	93.9%	90.0%	92.8%		90.2%
Combined ratio[5]	99.4%	97.6%	98.9%		99.7%
EBIT margin[3]	4.1%	4.2%	4.1%		3.9%
Financial reinsurance					
Gross written premiums	687.6	236.5	924.1	(21.9%)	1,183.3
Net premiums earned	564.9	269.0	833.8	(30.9%)	1,206.1
Operating profit (EBIT)	58.8	18.0	76.8	(37.7%)	123.3
Net income group	46.6	2.8	49.4	(44.4%)	88.9
Retention ratio	91.5%	88.0%	90.6%		93.3%
Combined ratio[5]	100.8%	96.8%	99.5%		98.0%
EBIT margin[3]	10.4%	6.7%	9.2%		10.2%
Specialty Insurance					
Gross written premiums	1,336.1	438.0	1,774.1	(16.4%)	2,121.1
Net premiums earned	565.1	178.2	743.3	(22.2%)	955.1
Net underwriting result	(48.1)	20.6	(27.4)	(81.3%)	(146.2)
Operating profit (EBIT)	(15.1)	2.5	(12.6)	(91.1%)	(141.5)
Net income group	(7.1)	4.7	(2.4)	(97.3%)	(90.7)
Retention ratio	40.4%	39.1%	40.1%		40.6%
Combined ratio	108.5%	88.4%	103.7%		115.3%
EBIT margin[3]	(2.7%)	1.4%	(1.7%)		(14.8%)

[1] Incl expense on funds withheld and cotract deposits
[2] Total stockholders' equity + minority interests + hybrid capital
[3] Operating profit (EBIT) / net premiums earned
[4] Quarterly figures are annualised
[5] Including interest income on contract deposits and funds withheld